Prospectus Cross Reference
                                                      June 14, 1999







                          TUDOR FUND FOR EMPLOYEES L.P.
                        (A Delaware Limited Partnership)


                                Supplement to the
                         Prospectus Dated June 14, 1999


     -------------------------------------------------------------------------

     This Supplement is an integral part of, and should be read together with, the Prospectus dated June 14, 1999 ("Prospectus"), also delivered herewith. All capitalized terms used in this Supplement and not defined herein have the same meanings as used in the Prospectus.

     -------------------------------------------------------------------------








                         CARGILL INVESTOR SERVICES, INC.



      Neither Tudor Fund For Employees L.P. nor Tudor Investment Corporation is affiliated with Tudor Fund, a U.S. mutual fund registered under the Investment Company Act of 1940, or with Tudor Management Co., Inc., a wholly-owned subsidiary of Weiss Peck & Greer.

                  The date of this Supplement is March 21, 2000

GENERAL INFORMATION

         The Prospectus is amended to reflect accuracy and timeliness of information, including discussion of clearing brokers, capitalization, management of the Trading Advisor, selected financial data, financial condition and results of operations, and performance information.

AMENDMENTS TO PROSPECTUS


         1. The Partnership. The information regarding the Partnership's sale of Units on page 8 (first paragraph) is deleted in its entirety and the following is substituted therefor:


                  Since July 1990, the Partnership has been offering unsold Units for sale at a price equal to 100% of the Net Asset Value of a Unit as of the opening of business on the first day of each calendar quarter. After the January 1, 2000 closing, 3,185 Units were outstanding, with 10,469 Units having been sold, 9,531 Units remaining unsold, 7,338 of the sold Units having been redeemed, and 54 Units having been allocated to the TIC 401(k) Plan. In addition, the General Partner hold 197 units of general partnership interest.


         2. Capitalization. The information regarding the capitalization of the Partnership on page 15 (second full paragraph and table) is deleted in its entirety and the following is substituted therefor:

         The following table shows

         o the actual capitalization of the partnership as of January 1, 2000 based on the Units outstanding on that date; and

         o the pro forma capitalization of the Partnership if all unsold Units (9,531 Units) were sold at the Net Asset Value thereof as of January 1, 2000 (i.e., $5,736.93).

                                                                  Pro Forma
                                         Actual                 Amount if the
                                         Amount               Maximum Number of
         Title of Class           as of January 1, 2000     Unsold Units is Sold
         --------------           ---------------------     --------------------

 Units of Limited Partnership
  Interest                             $18,272,429              $72,951,109

 Units of General Partnership
  Interest (1)                           1,127,770                1,127,770
                                       -----------              -----------

         Total                         $19,400,199              $74,078,879
                                       ===========              ===========

 ------------------------

 (1) The actual amount shown reflects the Net Asset Value of units of general partnership interest outstanding as of January 1, 2000 (197 Units). The Net Asset Value of a unit of general partnership interest is equivalent to the Net Asset Value of a Unit of limited partnership interest. The General Partner has agreed to contribute such amounts to the Partnership as are necessary from time to time to make the General Partner's capital contribution equal to the greater of (i) $200,000 and
          (ii) the sum of (a) the lesser of $100,000 or 3% of the first $10,000,000 in aggregate capital contributions to the Partnership by all Partners and (b) 1% of the aggregate capital contributions to the Partnership by all Partners in excess of $10,000,000.




         3. Selected Financial Data. The table set forth on page 15 is deleted in its entirety and the following is substituted therefor:


                                       Nine Months                                Years Ended December 31,
                                          Ended         -------------------------------------------------------------------------
                                    September 30, 1999      1998            1997           1996          1995            1994
                                    --------------------------------------------------------------------------------------------
Revenues ............................   $  1,077,314    $  5,153,767   $  3,362,714   $  1,417,232   $  2,657,575   $  1,028,281
Expenses ............................   $    143,509    $    956,633   $    649,909   $    596,480   $    608,851   $    502,809
                                      ------------------------------------------------------------------------------------------
Net Income ..........................   $    933,805    $  4,197,134   $  2,712,805   $    820,752   $  2,048,724   $    525,472
                                      ------------------------------------------------------------------------------------------
Total Assets ........................   $ 17,719,366    $ 18,265,036   $ 17,166,451   $ 12,138,706   $  9,323,890   $  7,383,887
                                      ------------------------------------------------------------------------------------------
Partners' Capital (see "REDEMPTIONS")   $ 16,822,946    $ 14,891,112   $  9,495,687   $  8,526,366   $  8,113,393   $  6,711,510
                                      ------------------------------------------------------------------------------------------
Units Outstanding ...................          3,267           2,786          2,383          2,718          2,833          3,053
                                      ------------------------------------------------------------------------------------------
Net Asset Value Per Unit ............     $5,149           5,344         $3,985         $3,136         $2,864         $2,199
Change in Net Asset Value Per Unit ..     $ (195)         $1,359         $  849         $  273         $  665         $  142
Net Income Per Unit .................     $  276          $1,327         $  845         $  246         $  690         $  149

         4. Management's Discussion and Analysis of Financial Condition and Results of Operations. The information regarding liquidity, capital resources, and results of operations on pages 16-17 is deleted in its entirety and the following is substituted therefor:

         Liquidity

                  The assets of the Partnership are deposited with BPL, banks, and clearing brokers in trading accounts, and are used as margin and collateral to engage in commodity interest contract trading. The Partnership invests in United States Government obligations approved by the various contract markets to fulfill margin and collateral requirements.

                  As of September 30, 1999, approximately 77% of the total assets of the Partnership were held as United States Government securities purchased under agreements to resell (i.e., reverse repurchase agreements), but this proportion varies each day. Since the Partnership's sole purpose is to trade in commodity interest contracts, it is anticipated that the Partnership will continue to maintain substantial liquid assets for margin and collateral purposes.

                  Interest income for the quarter ended September 30, 1999 was $210,407 compared to $159,392 for the quarter ended September 30, 1998. Interest income for the years ended December 31, 1998, 1997, and 1996 was $655,889, $571,106, and $545,860 respectively.

                  In addition to United States Government securities purchased under agreement to resell, the Partnership also holds cash and cash equivalents. Cash and cash equivalents deposited with banks represented approximately 6% and 20% of the Partnership's assets as of September 30, 1999 and December 31, 1998, respectively. The cash and Unites States Government securities held at banks and clearing brokers satisfy the Partnership's need for cash on a short-term and long-term basis.

                  Since futures contract trading generates a large percentage of the Partnership's income, any restrictions or limits on that trading may render the Partnership's investment in futures contracts illiquid. Most United States commodity exchanges prohibit trading outside of a designated price range, referred to as a "daily limit". If prices move the daily limit for several days with little or no trading, the Partnership might be unable to promptly liquidate its open positions. See "PRINCIPAL RISK FACTORS -- COMMODITY INTEREST CONTRACT TRADING MAY BE ILLIQUID."

         Capital Resources

                  Redemptions and additional sales of Units in the future will affect the amount of funds available for investment in commodity interest contracts in subsequent periods. See "INVESTMENT PROGRAM AND USE OF PROCEEDS".

         Results of Operations

         The following table compares Net Asset Values at year-end 1998, 1997 and 1996:

                                  Net Asset Value         Increase During Year
                                                        ------------------------
                                     Per Unit                 $           %
                                 ------------------     -----------    ---------
December 31, 1998..............       $5,344.21          $1,359.22      34.11%
December 31, 1997..............        3,984.99             848.53       27.05
December 31, 1996..............        3,136.46             272.71        9.52


         The following table compares Net Asset Values as of September 30, 1999 and 1998:

                                 Net Asset Value      Increase (Decrease) During
                                                               Quarter
                                                     ---------------------------
                                    Per Unit              $                %
                                 ----------------    --------------    ---------
September 30, 1999.............       $5,149.25         $ 271.85         5.51%
September 30, 1998.............        5,189.42         1,165.74         28.98


         The following table summarizes trading gains and losses by type of contract for the nine months ended September 30, 1999 and 1998 and for the years 1998, 1997, and 1996.

                                               For the Nine Months          For the Year Ended
                                               Ended September 30,             December 31,
                                               ---------------------  -------------------------------------
                                                 1999        1998      1998        1997        1996
                                                -------    -------    -------    -------    -------
Interest Rate Futures and Option Contracts                        ($ in thousands)
         Domestic ...........................   $  (221)   $ 1,109    $ 1,072    $   982    $   726
         Foreign ............................       104        973      2,181        413       (450)
Foreign Exchange Contracts ..................    (1,323)       490       (219)       373        591
Equity Index Futures Contracts
         Domestic ...........................      (637)       251        329         (4)      (544)
         Foreign ............................      (364)       706        543        173        399
Over the Counter Contracts:
         Forward Currency Contracts .........       884        521        792        307        131
         Commodity Swaps ....................        63       (350)      (350)       (51)        14
         Equity Index Swaps .................       (98)       236        (82)       (78)      --
         Interest Rate Swaps ................      --         --         --          (64)      --
         Non-Derivative Financial Instruments       602        (56)       (36)       552       (119)
                                                -------    -------    -------    -------    -------
                  Total .....................   $  (990)   $ 3,880    $ 4,034    $ 2,603    $   748
                                                =======    =======    =======    =======    =======

         Since the Partnership is a speculative trader in the commodities markets, current year results are not necessarily comparable to the previous year's results.

         The following table illustrates the Partnership's net trading gain as a return on Net Assets, and also shows brokerage commissions and fees as a percentage of Net Assets. In addition, the table shows incentive fees as a percentage of Trading Profits.


                                                      For the Nine Months           For the Year Ended
                                                      Ended September 30,              December 31,
                                                      -------------------   ------------------------------------
                                                        1999       1998      1998      1997      1996      1995
                                                       -------    ------    ------    ------    ------    ------
Trading Gain (Loss) as a % of Net Assets ........       (5.7)%     29.0%     31.4%     22.3%      6.8%     27.4%
Brokerage Commissions & Fees as a % of Net Assets        1.0        1.2       1.4       1.6       1.1       2.1
Incentive Fees as a % of Trading Profits ........        0.0        9.6       9.3       5.9      22.2       9.3

         In general, commission rates have remained stable during the past three years.

         Professional fees and other expenses remained stable during each of the past three years.

         Inflation is not expected to be a major factor in the Partnership's operations, except that traditionally the commodities markets have tended to be more active and thus potentially more profitable during times of high inflation. Since the commencement of the Partnership's trading operations in July 1990, inflation has not been a major factor in the Partnership's operations.

         See also "CAPITALIZATION" and "TUDOR FUND FOR EMPLOYEES L.P. FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997 TOGETHER WITH AUDITORS' REPORT AND UNAUDITED FINANCIAL STATEMENTS AS OF MARCH 31, 1999."


         5. Performance Record of the Partnership. The information regarding the performance record of the Partnership beginning with the last paragraph on page 18 is deleted in its entirety and the following is substituted therefor:

                  The performance record of the Partnership from January 1, 1995 through February 29, 2000 is show below. The Partnership's complete performance record since it began trading (July 2, 1990 through February 29, 2000) is shown in Item 9 below. The information below and in Item 9 is the actual trading performance of the Partnership after payment of advisory fees, transaction costs, and all other expenses and costs. The rates of return shown below and in Item 9 are representative of the rates of return experienced by each investor holding a Unit during the period shown.

                  The information below and in Item 9 has not been audited. However, the General Partner believes that such information is accurate and fairly presented.

                  You should be aware that past performance information cannot predict how the Partnership will perform in the future. It is possible that the Partnership will incur losses in the future.


           ACTUAL PERFORMANCE RECORD OF TUDOR FUND FOR EMPLOYEES L.P.
                             Rates of Return (1)(2)

                                          2000        1999           1998         1997          1996          1995
                                       -------------------------------------------------------------------------------
January ...............................   -0.85%      -4.05%        -0.35%         2.69%         9.92%         4.12%
February (3) ..........................    5.06%       6.31%         1.27%         8.65%         0.69%         3.59%
March .................................               -6.03%         4.23%         4.96%         1.70%        12.14%
April .................................               -2.46%        -4.32%         0.48%         7.93%         0.53%
May ...................................               -0.94%        -0.74%         1.65%        -2.50%        -3.96%
June ..................................               -1.46%         1.07%        -0.40%        -1.42%        -3.19%
July ..................................                3.39%         2.72%         3.49%         0.54%         0.18%
August ................................                2.05%        11.29%         3.94%        -0.99%         5.50%
September .............................                0.07%        12.82%        -5.13%        -3.67%         1.49%
October ...............................                4.52%        -0.20%        -1.55%        -0.34%         4.73%
November ..............................                4.49%        -2.15%         4.33%        -2.26%         0.50%
December ..............................                2.01%         5.46%         1.74%         0.42%         2.08%
                                       -------------------------------------------------------------------------------
  Annual (Period) Rate of Return (3)...    4.16%       7.35%        34.11%        27.05%         9.52%        30.26%
                                       ===============================================================================

Name of Fund:                                   Tudor Fund For Employees L.P.
Type of Fund:                                   Publicly Offered
Inception of Trading:                           July 2, 1990
Aggregate Subscriptions Since Inception (4):    $28,868,000
Aggregate Redemptions Since Inception:          $23,171,000
Current Net Assets:                             $20,214,000
Largest Monthly Percentage Drawdown (5):        March 1999 (-6.03%)
Worst Peak to Valley Percentage Drawdown (6):   May 1, 1996-November 30, 1996
                                                (-10.22%)

         THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL PART OF THIS TABLE.

                               FOOTNOTES TO TABLE

The performance data presented above has been calculated on an accrual basis of accounting in accordance with United States generally accepted accounting principles.

(1) Monthly rate of return ("Monthly Rate of Return") is calculated by dividing Net Performance by Beginning Net Assets plus Additions (as such terms are defined below). Monthly Rate of Return does not take into account Withdrawals (as such term is defined below). Because Withdrawals occur only at the end of a month, their effect on the calculation of Monthly Rate of Return is not material.

         "Additions" represents all additional capital contributed during a month.

         "Beginning Net Assets" represents the sum of cash and cash equivalents and the equity in the Partnership accounts, less accrued and paid expenses as of the beginning of a month.

         "Net Performance" represents the change in Net Assets, net of Additions and Withdrawals.

         "Withdrawals" represents all withdrawals of capital during a month.

(2) Annual (Period) Rate of Return is calculated by determining the Monthly Rate of Return for each month during the relevant period and compounding such returns by subsequent Monthly Rates of Return achieved during such period.

(3)      Figure for this period in 2000 is estimated.

(4) Aggregate Subscriptions Since Inception includes subscriptions to the Partnership at the January 1, 2000 Quarterly Closing.

(5) Largest Monthly Percentage Drawdown represents the greatest cumulative percentage decline in month-end Net Assets due to losses sustained by the Partnership during any one month period shown in the table.

(6) Worst Peak to Valley Percentage Drawdown represents the greatest cumulative percentage decline in month-end Net Assets due to losses sustained by the Partnership during any period shown in the table in which Net Assets at any prior month-end are not equaled or exceeded by subsequent Net Assets.

        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

         6. Trading Advisor and Principals. The information regarding the Trading Advisor and its principals on page 21 is amended as follows:

         David E. Allanson is removed as a principal.

         The following sentences are added to the end of the paragraph immediately preceding the heading "Business Backgrounds":

         In addition to the foregoing principals, Mark V. Houghton-Berry, a Managing Director of the Trading Advisor's U.K. affiliates, is a Director of the Trading Advisor. Mr. Houghton-Berry's application as a principal is pending before the NFA, and he will not perform any duties relating to the regulated commodity business of the General Partner until such time as he is so approved.

         The information regarding the business backgrounds of the principals of the Trading Advisor on pages 21 and 22 is amended by deleting the information regarding David E. Allanson and substituting the following:

                  Mark V. Houghton-Berry.   Mr.  Houghton-Berry,  age 41, is a
         Managing

         Director of the affiliates of Tudor which maintain offices in Surrey, England. Prior to joining Tudor in July 1995, Mr. Houghton-Berry was an Executive Director and Head of Proprietary Trading in London with Goldman Sachs International.

         7. The Clearing Brokers. The table regarding the clearing brokers on pages 24 and 25 is amended in that the references to Salomon Brothers Inc. and Smith Barney Inc. are deleted in their entirety and the following is substituted therefor:

--------------------------------------------------------------------------------------------------------------
                                                                      Regulatory Organization Membership and
          Clearing Broker               Main Business Office                       Registrations
--------------------------------------------------------------------------------------------------------------
Salomon Smith Barney Inc.        388 Greenwich Street               o   Registered with CFTC as an FCM.
                                 New York, New York 10013           o   Member of NFA as an FCM.
                                 Tel.: 212-816-6000                 o   Registered with SEC as a
                                                                        broker-dealer.
                                                                    o   Member of NASD as a broker-dealer.
--------------------------------------------------------------------------------------------------------------


         The table regarding the clearing brokers on pages 26 to 28 is amended in that the references to Salomon Brothers Inc. and Smith Barney Inc. are deleted in their entirety and the following is substituted therefor:

--------------------------------------------------------------------------------
Salomon Smith Barney Inc.      o  Salomon  Brothers Inc. and Smith Barney Inc.
                                  were defendants in the DOJ Market-Makers
                                  Antitrust Litigation.

                               o Salomon Brothers Inc. and Smith Barney Inc. were defendants in the Class Action Market-Makers Antitrust Litigation.

                               o Salomon Brothers Inc. and Smith Barney Inc. were defendants in the SEC Market-Makers Investigation.
--------------------------------------------------------------------------------

         8. Security Ownership of Certain Beneficial Owners and Management. The information regarding the Security Ownership of Certain Beneficial Owners and Management of the Partnership on page 38 is deleted in its entirety and the following is substituted therefor:

                  Security Ownership of Certain Beneficial Owners. As of January 1, 2000, the only persons who owned more than five percent (5%) of the outstanding interests in the Partnership were:


Name (1)                                           Address                           No. Units    Percent
----                                               -------                           ---------    -------
Tudor Investment Corporation 401(k) Savings        600 Steamboat Road                 611.5714     18.1%
and Profit-Sharing Plan ......................     Greenwich, Connecticut 06830

Second Management LLC ........................     600 Steamboat Road                 196.581       5.8%
                                                   Greenwich, Connecticut 06830

                  Security Ownership of Management. As of January 1, 2000, the General Partner and the executive officers of the General Partner collectively owned 9.4% of the outstanding interests in the Partnership. As of January 1, 2000, in addition to the persons identified in the table above, Mark Dalton, Andrew Paul and Mark Pickard, each of whom is a principal of both the General Partner and the Trading Advisor, owned 13.1189 Units (0.40%), 8.7155 Units (0.26%) and 100.044 Units (3.0%), respectively.

----------------------
     (1) The persons named in this table have sole voting and investment power with respect to all interests in the Partnership shown as beneficially owned by them, subject to community property or similar laws where applicable.

         9. Additional Partnership Performance. The information regarding the performance record of the Partnership on pages Appendix A-1 and A-2 is deleted in its entirety and the following is substituted therefor:

                       ADDITIONAL PARTNERSHIP PERFORMANCE

         The Partnership's complete performance record since it began trading (July 2, 1990 through February 29, 2000) is shown below.

         The information below is the actual trading performance of the Partnership after payment of advisory fees, transaction costs, and all other expenses and costs. The rates of return shown below are representative of the rates of return experienced by each investor holding a Unit during the period shown.

         The information below has not been audited. However, the General Partner believes that such information is accurate and fairly presented.

         You should be aware that past performance information cannot predict how the Partnership will perform in the future. It is possible that the Partnership will incur losses in the future.

           ACTUAL PERFORMANCE RECORD OF TUDOR FUND FOR EMPLOYEES L.P.
                             Rates of Return (1)(2)

                                      2000     1999     1998    1997     1996     1995     1994     1993     1992     1991     1990
                                    ------------------------------------------------------------------------------------------------
January...........................   -0.85%   -4.05%   -0.35%   2.69%    9.92%    4.12%    4.61%   -2.80%    9.61%    3.96%
February (3)......................    5.06%    6.31%    1.27%   8.65%    0.69%    3.59%   -2.24%   -0.83%    6.07%   -8.01%
March.............................            -6.03%    4.23%   4.96%    1.70%   12.14%   -0.23%   -1.45%    8.13%    0.47%
April.............................            -2.46%   -4.32%   0.48%    7.93%    0.53%   -1.28%   -1.39%    3.02%    5.96%
May...............................            -0.94%   -0.74%   1.65%   -2.50%   -3.96%   -1.64%   -2.99%   -4.03%   -0.75%
June..............................            -1.46%    1.07%  -0.40%   -1.42%   -3.19%    5.62%    0.98%   -6.88%    7.95%
July..............................             3.39%    2.72%   3.49%    0.54%    0.18%   -4.37%    1.59%   -4.03%   -4.41%   -9.62%
August............................             2.05%   11.29%   3.94%   -0.99%    5.50%    1.04%    0.05%    1.11%    0.10%   13.44%
September.........................             0.07%   12.82%  -5.13%   -3.67%    1.49%    8.29%    1.23%   13.23%    1.55%    2.46%
October...........................             4.52%   -0.20%  -1.55%   -0.34%    4.73%   -3.58%    2.57%   10.13%    5.78%   17.19%
November..........................             4.49%   -2.15%   4.33%   -2.26%    0.50%    2.04%    1.02%   -3.10%    9.07%   -1.87%
December..........................             2.01%    5.46%   1.74%    0.42%    2.08%   -0.79%    4.12%   -0.98%   -1.76%    3.83%
                                    ------------------------------------------------------------------------------------------------
Annual (Period) Rate of Return (3)   4.16%     7.35%   34.11%  27.05%    9.52%   30.26%    6.87%    1.88%   34.01%   20.13%   25.44%
                                    ================================================================================================

Name of Fund:                                     Tudor Fund For Employees L.P.
Type of Fund:                                     Publicly Offered
Inception of Trading:                             July 2, 1990
Aggregate Subscriptions Since Inception (4):      $28,867,000
Aggregate Redemptions Since Inception:            $23,171,000
Current Net Assets:                               $20,214,000
Largest Monthly Percentage Drawdown (5):          March 1999 (-6.03%)
Worst Peak to Valley Percentage Drawdown (6):     May 1, 1996-November 30, 1996
                                                  (-10.22%)

         THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL PART OF THIS TABLE.

                               FOOTNOTES TO TABLE

The performance data presented above has been calculated on an accrual basis of accounting in accordance with United States generally accepted accounting principles.


(1) Monthly rate of return ("Monthly Rate of Return") is calculated by dividing Net Performance by Beginning Net Assets plus Additions (as such terms are defined below). Monthly Rate of Return does not take into account Withdrawals (as such term is defined below). Because Withdrawals occur only at the end of a month, their effect on the calculation of Monthly Rate of Return is not material.

         "Additions" represents all additional capital contributed during a month.

         "Beginning Net Assets" represents the sum of cash and cash equivalents and the equity in the Partnership accounts, less accrued and paid expenses as of the beginning of a month.

         "Net Performance" represents the change in Net Assets, net of Additions and Withdrawals.

         "Withdrawals" represents all withdrawals of capital during a month.

(2) Annual (Period) Rate of Return is calculated by determining the Monthly Rate of Return for each month during the relevant period and compounding such returns by subsequent Monthly Rates of Return achieved during such period.

(3)      Figure for this period in 2000 is estimated.

(4) Aggregate Subscriptions Since Inception includes subscriptions to the Partnership at the January 1, 2000 Quarterly Closing.

(5) Largest Monthly Percentage Drawdown represents the greatest cumulative percentage decline in month-end Net Assets due to losses sustained by the Partnership during any one month period shown in the table.

(6) Worst Peak to Valley Percentage Drawdown represents the greatest cumulative percentage decline in month-end Net Assets due to losses sustained by the Partnership during any period shown in the table in which Net Assets at any prior month-end are not equaled or exceeded by subsequent Net Assets.

        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.